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SEC MAIL PROCESSING
RECEIVED
FEB 24 2011
WASH. D.C.
200 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RG Knox Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3734 Ecker Hill Drive
(No. and Street)

Park City UT 84098
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karla Knox 435-655-0970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds LLC
(Name – *if individual, state last, first, middle name*)

178 S. Rio Grande St, #200, Salt Lake City, UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11016805

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Karla Jo Knox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG Knox Company, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KARA L. SELANDER
Notary Public State of Utah
My Commission Expires on:
February 2, 2014
Comm. Number: 581483

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RG KNOX COMPANY, LLC

Independent Auditors' Report
and
Statement of Financial Condition

December 31, 2010

CRD #148005

*** *PUBLIC* ***

RG KNOX COMPANY, LLC

Table of Contents

Mantyla MCREYNOLDS LLC
Certified Public Accountants
CPA
America counts on CPAs™

Independent Auditors' Report

Members
RG KNOX COMPANY, LLC
Park City, Utah

We have audited the accompanying statement of financial condition of RG KNOX COMPANY, LLC [a Utah corporation] as of December 31, 2010, which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RG KNOX COMPANY, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Mantyla McReynolds LLC

Mantyla McReynolds, LLC
February 23, 2011
Salt Lake City, Utah

Gateway 5 • 178 South Rio Grande Street, Suite 200 • Salt Lake City, Utah 84101 • Tel. (801) 269-1818 • Fax (801) 266-3481 • www.mmacpa.com

RG KNOX COMPANY, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Assets		
Current Assets		
Cash and cash equivalents	$	137,210
Commissions receivable		23,380
Prepaid expenses		5,596
Other current assets		39
Total Current Assets		166,225
Equipment, Net		9,310
Other Long Term Asset		2,857
Total Assets	$	**178,392**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Current Liabilities		
Accounts payable	$	9,598
Commissions payable - Related Party		19,000
Total Current Liabilities		28,598
Total Liabilities		**28,598**
Member's Equity		
Member's capital		111,645
Retained earnings		38,149
Total Member's Equity		**149,794**
Total Liabilities and Member's Equity	$	**178,392**

See accompanying notes to statement of financial position

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

RG KNOX COMPANY, LLC is a Broker/Dealer offering various types of fixed income investment opportunities for institutional accounts only. The Company was incorporated under the laws of the State of Utah in January 2007. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and became a member of the Financial Industry Regulatory Authority [FINRA] on December 22, 2008. The Company is headquartered in Park City, Utah and maintains licensing and registration in two states in the United States.

Commissions Receivable

The Company records commissions when earned. Commission receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Income Taxes

For income tax purposes, the Company is treated as a partnership. All income is taxed to the members of the Limited Liability Company. No tax liability, either current or deferred, is shown in the financial statements.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of New Accounting Pronouncements

In October 2010, the FASB issued Accounting Standards Update No. 2010-13 for Revenue Recognition – Multiple Deliverable Revenue Arrangements (Subtopic 605-25) "Subtopic". This accounting standard update establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue – generating activities. Vendors often provide multiple products or services to their customers. Those deliverables often are provided at different points in time or over different time periods. Specifically, this Subtopic addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The amendments in this guidance will affect the accounting and reporting for all vendors that enter into multiple-deliverable arrangements with their customers when those arrangements are within the scope of this Subtopic. This Statement is effective for fiscal years beginning on or after June 15, 2010. Earlier adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity's fiscal year, the entity will apply the amendments under this Subtopic retrospectively from the beginning of the entity's fiscal year. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Currently, Management believes this Statement will have no impact on the financial statements of the Company once adopted.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank. The Company is insured by the FDIC up to $250,000. Amounts exceeding that would be a concentration risk.

NOTE C EQUIPMENT

Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. The cost basis of equipment and its accumulated depreciation at December 31, 2010 is $17,533 and $8,223 respectively. Depreciation expense was $5,234 for the year ended December 31, 2010.

NOTE D NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital of $5,000. At December 31, 2010, the Company had net capital of $131,992, which was $126,992 in excess of its required net capital of $5,000.

NOTE F RELATED PARTY TRANSACTIONS

The Company pays 50% of its commissions earned to a party sharing common ownership. As of December 31, 2010 the Company owed the related party $19,000.

NOTE F SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2011, the date the financial statements are issued, and has concluded that no recognized or non-recognized subsequent events have occurred since its fiscal 2010 year ended December 31, 2010.